Exhibit 99.2

CHECK CAP LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2017

CHECK CAP LTD.

CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017

CHECK CAP LTD
CONSOLIDATED UNAUDITED BALANCE SHEETS
 (U.S. dollars in thousands, except share and per share data)

	June 30,	December 31,
	2017	2016
Assets
Current assets
Cash and cash equivalents	9,152	11,639
Prepaid expenses and other current assets	424	242
Total current assets	9,576	11,881

Non-current assets
Property and equipment, net	526	414
Total non-current assets	526	414
Total assets	10,102	12,295

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accruals
Trade	549	393
Other	389	235
Other current liabilities	11	11
Employees and payroll accruals	951	728
Total current liabilities	1,900	1,367

Non-current liabilities
Royalties provision	570	521
Total non-current liabilities	570	521

Shareholders' equity
Share capital	861	771
Additional paid-in capital	55,198	52,577
Accumulated deficit	(48,427)	(42,941)
Total shareholders' equity	7,632	10,407

Total liabilities and shareholders' equity	10,102	12,295

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD
CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Six months ended June 30,		Three months ended June 30,
	2017	2016	2017	2016

Research and development expenses, net	3,874	2,883	1,997	1,081
General and administrative expenses	1,696	1,992	810	894
Operating loss	5,570	4,875	2,807	1,975

Finance income (expenses), net	90	143	(20)	(15)
Loss before tax	5,480	4,732	2,827	1,990
Taxes on income	6	-	3	-
Net loss for the period	5,486	4,732	2,830	1,990

Net loss per ordinary share basic and diluted	0.33	0.36	0.17	0.15

Weighted average number of ordinary shares outstanding - basic and diluted (in thousands)	16,635	13,277	16,840	13,274

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD
CONSOLIDATED UNAUDITED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share and per share data)

			Additional		Total
	Ordinary Shares		Paid-In	Accumulated	Shareholder's
	Number	Amount	Capital	Deficit	Equity
Balance as of January 1, 2016	11,811,709	$599	$46,164	$(34,115)	$12,648

Changes during the six months ended June 30, 2016:
Exercise of warrants into ordinary shares	442,770	24	(19)	-	5
Share-based compensation	-	-	794	-	794
Net loss for the period	-	-	-	(4,732)	(4,732)
Balance as of June 30, 2016	12,254,479	$623	$46,939	$(38,847)	$8,715

Balance as of January 1, 2017	15,205,075	$771	$52,577	$(42,941)	$10,407
Changes during the six months ended June 30, 2017:
Issuance of ordinary shares in the registered direct offering, net of issuance expenses in an amount of $349	1,349,500	68	2,281	-	2,349
Exercise of warrants into ordinary shares	425,270	22	(7)	-	15
Share-based compensation	-	-	347	-	347
Net loss for the period	-	-	-	(5,486)	(5,486)
Balance as of June 30, 2017	16,979,845	$861	$55,198	$(48,427)	$7,632

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK-CAP LTD.
CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS
  (U.S. dollars in thousands, except per share data)

	Six months ended June 30,
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	(5,486)	(4,732)
Depreciation and amortization	73	63
Share-based compensation	347	794
Financial income, net	(158)	(64)
Changes in assets and liabilities items:
Decrease in prepaid and other current assets and non-current assets	(182)	(219)
Increase (decrease) in trade accounts payable, accruals and other current liabilities	107	(93)
Increase (decrease) in employees and payroll accruals	223	(535)
Increase (decrease) in royalties provision	49	(13)
Net cash used in operating activities	(5,027)	(4,799)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(81)	(79)
Decrease in restricted deposit	-	46
Proceeds from short-term investments	-	3,811
Net cash provided by (used in) investing activities	(81)	3,778

CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of warrants into ordinary shares	82	5
Issuance of ordinary shares in RD, net of issuance expenses in an amount of $349	2,380	-
Net cash provided by financing activities	2,462	5

Effect of exchange rate changes on cash and cash equivalents	159	61
Net decrease in cash and cash equivalents	(2,487)	(955)
Cash and cash equivalents at the beginning of the period	11,639	9,392
Cash and cash equivalents at the end of the period	9,152	8,437

The accompanying notes to the consolidated financial statements are an integral part of them.

Supplemental information for Cash Flow:

	Six months ended June 30,
	2017	2016
Supplemental disclosure of non-cash flow information
Cashless exercise of warrants to purchase ordinary shares into ordinary shares	7	19
Purchase of property and equipment	105	-
Issuance expenses	98

Supplemental disclosure of cash flow information
Cash paid for income taxes	6	-
Cash paid for interest		-

The accompanying notes to the consolidated financial statements are an integral part of them.

NOTE 1 - GENERAL INFORMATION

                        A.  General

1)
Check Cap Ltd. (together with its wholly-owned subsidiary, the "Company") was incorporated under the laws of the state of Israel. The registered address of its offices is 29 Abba Hushi Ave, Isfiya 3009000, Israel.

2)	Check-Cap Ltd has a wholly-owned subsidiary, Check-Cap U.S. Inc., incorporated under the laws of the United States (U.S.) on May 15, 2015.

3)
The Company is a clinical-stage medical diagnostics company developing the word's first ingestible capsule system ("C-Scan system") for preparation-free minimally-invasive colorectal cancer screening. The capsule utilizes innovative ultra-low dose X-ray and wireless communication technologies to scan the inside of the colon as it moves naturally, while the patient follows his or her normal daily routine. After passage, the system generates a 3D map of the inner surface of the colon which enables detection of polyps and cancer. Designed to increase the willingness of individuals to participate in recommended colorectal cancer screening, the Company's system addresses many frequently-cited barriers, including laxative bowel preparation, invasiveness, and sedation. The Company's system is currently not cleared for marketing in any jurisdiction.

4)	On February 24, 2015 the Company consummated an Initial Public Offering in the U.S. (the "IPO") concurrently with a Private Placement (the "Private Placement").

On August 11, 2016, the Company consummated a registered direct offering (the "RD 2016 Offering").

On June 2, 2017, the Company consummated another registered direct offering (the "RD 2017 Offering").

The Company's ordinary shares and Series A Warrants are listed on the NASDAQ Capital Market under the symbols "CHEK," and "CHEKW," respectively.

5)	The consolidated financial statements of the Company as of and for the six months ended June 30, 2017 include the financial statements of the Company and its wholly-owned U.S. subsidiary.

                       B.        Financial Position

Since its inception, the Company has devoted substantially all of its efforts to research and development, clinical trials, recruiting management and technical staff, acquiring assets and raising capital. The Company is still in its development and clinical stage and has not yet generated revenues. The extent of the Company's future operating losses and the timing of becoming profitable are uncertain. The Company has incurred losses of $5.5 and $4.7 million for the six months ended June 30, 2017 and 2016, respectively. As of June 30, 2017 the Company's accumulated deficit was $48.4 million. The Company has funded its operations to date primarily through equity financing and through grants from the National Authority for Technological Innovation, of the Ministry of Economy and Industry, (the "NATI") (formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry, (the "OCS)).

Additional funding will be required to complete the Company's research and development and clinical trials, to attain regulatory approvals, to begin the commercialization efforts of the Company's C-Scan system and to achieve a level of sales adequate to support the Company's cost structure.

While the Company has been successful in raising financing in the past, there can be no assurance that it will be able to do so in the future on a timely basis on terms acceptable to the Company, or at all. Uncertain market conditions and approval by regulatory bodies and adverse results from clinical trials may (among other reasons) adversely impact the Company's ability to raise capital in the future.

Management expects that the Company will continue to generate losses from the development, clinical development and regulatory activities of the Company's C-Scan system, which will result in a negative cash flow from operating activity. Management expects that the Company's existing cash will be sufficient to fund the Company's projected operating requirements until 12 months following June 30, 2017, or 14 months should management elect to downsize the Company's operations. Management operating plans include additional fundraising, which management believes is probable, to fulfill the Company's development activities. The exact sum and timing to be decided on based on Company's needs and market terms. Although we believe fundraising is probable there is no assurance that financing may be available on a timely basis or on terms acceptable to the Company.

                        C.       Conversion of Preferred Shares and Preferred Share Warrants

On January 15, 2015, the Company's shareholders approved the conversion on a 1:1 basis, of each and every class and series of the Company's authorized and outstanding preferred shares into ordinary shares, par value NIS 0.01 per share, of the Company (the "Pre- Split Ordinary Shares") and the conversion on a 1:1 basis of all outstanding preferred share warrants into warrants to purchase Pre-Split Ordinary Shares, subject to and effective immediately prior to the IPO and provided that the IPO is consummated.

Immediately prior to the consummation of the IPO, on February 24, 2015, 4,338,998 preferred shares were converted into 4,338,998 Post-Split Ordinary Shares and 948,000 warrants to purchase preferred shares were converted into 948,000 warrants to purchase Pre-Split Ordinary Shares. Therefore, as of the date hereof, the Company's share capital is comprised solely of ordinary shares and options and warrants to purchase ordinary shares.

NOTE 2 - UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in a condensed format and include the consolidated financial operations of the Company as of June 30, 2016 and for the six months then ended, in accordance with U.S. GAAP, relating to the preparation of financial statements for interim periods. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete set of financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2017, are not necessarily indicative of the results that may be expected for the year ended December 31, 2017.

NOTE 3 - SHAREHOLDERS' EQUITY

A.
On June 2, 2017, the Company consummated a registered direct offering of 1,349,500 ordinary shares at a price of $2.00 per share (the "RD 2017 Offering"). Concurrently, in a private placement, the Company issued one-year warrants to purchase up to 1,349,500 of its ordinary shares, at an exercise price of $2.125 per share, that are immediately exercisable.  The Company received gross proceeds from the RD 2017 Offering of approximately $2.69 million.

As of June 30, 2017, all of the warrants issued in connection with the RD 2017 offering were outstanding.

B.
On May 26, 2017, the Company has entered into a Placement Agent Agreement (the "Placement Agent Agreement") with Rodman & Renshaw, a unit of H.C. Wainwright & Co ("Rodman"), pursuant to which Rodman agreed to act as the Company's placement agent in connection with the Offering. The Company agreed to pay Rodman (i) a placement agent fee of approximately $188,930 (equal to seven percent (7%) of the RD 2017 Offering aggregate gross proceeds); (ii) a placement agent fee of 7% of the exercise price of any warrants that are exercised; (iii) up to $ 60,000 for out of pocket expenses and legal fees and expenses; and (iv) warrants to purchase up to 67,475 of the Company's ordinary shares, at an exercise price of $2.5 per share, that are immediately exercisable.

C.	Warrants exercised during the six months ended June 30, 2017:

1)	On January 23, 2017, the remaining pre-funded warrants to purchase 290,000 ordinary shares, issued in connection with RD 2016 offering were exercised, for additional proceeds of $14,500.

2)	Certain finders exercised warrants to purchase 16,337 ordinary shares on a cashless basis, which resulted in the expiration of 401 warrants.

3)	Certain CLA investors exercised warrants to purchase 118,933 ordinary shares on a cashless basis, which resulted in the expiration of 2,914 warrants.

D.	Warrants expired during the six months ended June 30, 2017:

1)	Expiration of CLA warrants and Finders warrants – see C2 and C3 above.

2)	131,200 Long Term Incentive warrants expired.

3)	On February 24, 2017, warrants to purchase 70,010 ordinary shares, issued to finders in connection with the Private Placement, expired.

NOTE 4 - SHARE-BASED COMPENSATION

A summary of the Company's option activity related to options and restricted stock units ("RSUs") granted to employees, service providers and directors, and related information is as follows:

	For the six months ended June 30, 2017
	Number		Weighted average exercise price (in $)		Weighted average remaining contractual life (in years) (1)	Aggregate intrinsic value ($ in thousands)

Options and RSUs outstanding at beginning of period	2,494,828		3.92		7.39	(4)
Options granted	102,966	(2)	2.08
RSUs granted	298,694	(3)	-
Options exercised	-		-
RSUs vested	-		-
RSUs forfeited	(525)		-
Options forfeited	(36,073)		3.21

Options and RSUs outstanding at end of period	2,859,890		3.84	(5)	7.05	(4)

Options exercisable at end of period	1,424,389		4.01		6.21	(3)

(1)	Calculation of weighted average remaining contractual term does not include the RSUs that were granted, which have an indefinite contractual term.
(2)	Includes 60,484 options granted to a director.
(3)	Includes 261,344 RSUs granted to certain officers and directors.
(4)	The aforementioned options are out of the money.
(5)	Based on 2,561,721 outstanding options at June 30, 2017.